Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yae! Organics Inc
12655 W Jefferson Blvd
Los Angeles , CA 90066
yaeorganics.com

Up to $106,999.20 in Common Stock at $0.48
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Yae! Organics Inc
Address: 12655 W Jefferson Blvd , Los Angeles , CA 90066
State of Incorporation: CA
Date Incorporated: February 21, 2019

Terms:

Equity

Offering Minimum: $9,999.84 | 20,833 shares of Common Stock
Offering Maximum: $106,999.20 | 222,915 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.48
Minimum Investment Amount (per investor): $299.52

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonus

All Investor Owners Club

5% discount on online purchases for the first year (after becoming finalized investor)

Two-Week Early Access to any new products

Private owners Facebook group

Early Bird

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

Volume

$500+ | Exclusive package of New Elixir Juice Powders

$1,000 | 5% LIFETIME discount

$2,500+ | 5% LIFETIME discount and a Owners Exclusive Portable Blender (and charges your phone and BPA free)

$5,000+ | 10% LIFETIME discount and customized hand selected powder package

$10,000+ | 10% bonus shares + 15% lifetime discount on products

$20,000+ | 15% Bonus shares + Private VIP Annual Invitation for tastings and new product launches

<u>The 10% Bonus for StartEngine Shareholders</u>

Yae Organics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Yae! Organics is a smart food company that sources, formulates, and packages juice powders. We provide functional supplements, snacks, skincare, and electronics to health-focused individuals that live an on-the-go lifestyle. Our products are produced using spray and freeze dry technologies which capture, and preserves the nutrients, of fresh juice. We in turn offer these powders as raw juice powders, lemonade powders, protein powders, smoothie powders, snack bars, and gummy chewables. Our products save time, money, and reduce waste. In addition we also offer juice powder infused soaps. We're dedicated to making healthy juicing as easy and accessible as possible, inside out, without any compromises on quality.

Yae! Organics originally began as a product under the company, Foy Foods Inc., which was set up by Lorenzo Holley originally as a diverse international food distributor & sales agency. Primarily to offer consumers healthy alternatives by distributing competitively priced, plant based brands, in urban areas. Through Foy Foods Lorenzo established relationships with major farmers, growers, manufacturers, distributors, and licensees. One of those growers was Von from Vonnies Greens in Georgia. Von had an extensive experience with growing microgreens, wheatgrass in particular, and shared his knowledge with Lorenzo. Wheatgrass juice powder became Foy's first product. Lorenzo decided to expand the product line to include additional branded juice powders and Yae! Organics was born.

Competitors and Industry

There are several companies that manufacture dry powders but many of them use fillers and synthetics which compromise quality for profits. Our top competitors are Kencko, True Lemon, Crystal Light, Country Time, Sunwarrior, Shakeology, and Quest Nutrition.

All of our products are Organic, non-gmo, 100% plant-based, and macronutrient dense. In addition, they're void of artificial additives, colors, or preservatives.

We go the extra mile, sacrificing profits, to produce pure premium ingredients with an emphasis on functionality, safety, and nutrition. According to a 2018 survey by the International Food Information Council Foundation, 50% of consumers read ingredients, and 77% read the Nutrition Facts label. That's our competitive edge. Compared with our competitors we have recognizable plant-based ingredients, fewer ingredients, higher nutritional value, at a more affordable market price. Also our unique blends have proprietary value.

We're part of the health-conscious movement and to our consumers, Fuss-Free Juicing is a lifestyle!

Current Stage and Roadmap

We currently have over 10,000 customers which ultimately establishes the viablility of our products. Thus far we've replaced a suffice marketing budget with commissioned digital influencer partnerships, farmer's market demostrations, and good old fashioned sales calls and visits to retailers. In 2018, there was a 18% spike in customer retention online , sold 60% of goods shipped to our retail store partners- with in 2 months, and ended the year with our highest grossing month since inception. Our planned milestones for 2020 include: a raise capital on the Start Engine; Partnerships with 3 additional chain retail stores such as Target, CVS, Walgreens, and or Wholefoods (2/15/2020- 6/1/2020); and acquire 2500-10,000 new online customers/subscribers (5/2020-12/2020).

The Team

Officers and Directors

Name: Lorenzo Holley

Lorenzo Holley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder; CEO; Director
  Dates of Service: February 21, 2019 - Present
  Responsibilities: responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations. Lorenzo does not take a salary

Other business experience in the past three years:

- **Employer:** Nibor Resources
  Title: Founder
  Dates of Service: October 23, 2017 - Present
  Responsibilities: Helped found company, but is not active in operations.

Other business experience in the past three years:

- **Employer:** Know Box Ventures
  Title: Principal
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Developing concepts into products. Supporting inventors with product management, patent monetization, and IP monetization

Other business experience in the past three years:

- **Employer:** Reagal Films LLC
  Title: Reagal Films LLC
  Dates of Service: April 01, 2008 - Present
  Responsibilities: Negotiating and licensing film content to domestic & international licensees and distributors. Increased annual gross sales by 40% annually. Implementing strategic goals for marketing campaigns. Leading a team of 10 creative and technical staff. Also successfully expanding the marketing reach of older content into emerging digital platforms. Lorenzo is a co-founder but is not actively working here. He still receives royalties from the films he produced. This allows him to work on Yae! Organics without a salary for now.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Yae! Organics is primarily built on 5 key elements. We believe that by focusing on these key elements we'll outperform competitors and continue growth.
Customer obsession- Listening to what our customers want and adapting our brand accordingly. Research & Development -Understanding our markets, the voids, and developing solutions Brand Awareness -Consistently making sure customers are aware of our products and their benefits. Distribution- Scaling our business via online and offline distribution outlets. Capital - Having access to suffice capital to implement

the (4) aforementioned key elements. If we fail it will be because we aren't aligned with these key elements which are essential to the sustainability , and growth of our business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Future Projections

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The company obtains certain products from third parties.

The Company obtains certain products they sell from third-parties and rely on them to meet their sales needs. They plan to continue to rely upon such third parties to supply products they sell. If these suppliers fail to maintain high manufacturing standards and processes, it could harm the Company's business. In the event of a natural disaster or business failure, including due to bankruptcy of a supplier, the Company may not be able to secure replacement products on a timely or cost-effective basis, which could result in delays, additional costs and reduced revenues. In addition, price increases from a supplier, would directly affect the Company's profitability if it is not able to pass price increases on to customers.

The predecessor entity Foy Foods Inc. is currently not in good standing with the state of Delaware, and may owe taxes to state and federal government entities.
The predecessor entity Foy Foods Inc., formed on 7/11/2013, is not currently in good standing with the state of Delaware, and has not paid income taxes on income generated in previous years. If the previous years losses of the company do not exceed the net income, the Company may owe taxes to various state and government regulators. It is possible that these regulators may have claims against the issuer entity for the taxes owed by the predecessor entity which is senior to the rights of the investors in this offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robin Holley	2,550,000	Common Stock	50.0
Lorenzo Holley	2,550,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 222,915 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,100,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,100,000
  Use of proceeds: null
  Date: February 22, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2017 compared to year 2018 and 2019

Revenue

Revenue for fiscal year 2017 was $21,489. In 2017 we started with one product (wheatgrass powder) at local farmers markets. That year we added 3 additional powders to our product line, launched our website, and social media platforms. As a result of our organic presence across social media we saw revenues increase 600% in 2018 to $128,989. We attribute the spike in revenue to our ($15,745.96) digital ad spend across social media. In 2019 we saw a 25% decrease in revenue $$96,480. We attribute the decrease to our decision to cut back on digital ad spend 548% ($2,873.56) to focus on customer retention. We believe our business is built on returning customers. So in 2019 we cut spending, for acquiring new customers, to develop a strategy to increase our existing customer retention. In 2019 we saw a 18% increase in customer retention. We also developed new products specifically designed to increase our retention further. We believe we are currently in the position to spike sales with an adequate marketing budget but also retain our customers for substantial long term growth.

Cost of goods

Cost of goods was $4,427.41(2017), $27,287.25 (2018), and $23,969 (2019).

Gross margins

Our gross margins remained consistent. 79% (2017), 79% (2018), and 75% (2019). We attribute the 4% decrease between 2018-2019 to our decrease in marketing spend to focus on retention and research and development.

Expenses

The Company's expenses consist of human resources, marketing , cost of goods, shipping, sales expenses, fees for professional services, patents, and research and development. Our greatest expense in 2018 was human resources ($34,400). We hired 2 experts to manage our digital ad campaigns and consumer communications. In 2019 our Human resource expense decreased 38% ($13,091.13) as we paused our ads to focus on retention. Approximately $200,000 of this increase was due to increased compensation and benefits costs. The Company hired seven employees in 2018, three in sales, three in marketing and one in operations.

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Historical results and cash flows:

Our gross margins have remained consistent over the previous 3 year period, with 79% (2017), 79% (2018), and 75% (2019). We are currently seeking to raise to accelerate our growth. Our distribution network is pivotal to growth in our industry. We define "major retailers" as chain retailers, or big box stores. These are stores with 300-10,000 locations across the US offering our products to its customers. These stores achieve economies of scale by focusing on large sales volumes. Examples of these stores in our industry would be WholeFoods, CVS, Target, Walmart, BJs, Costco, or Walgreens.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on Hand- $25,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to scaling Yae! Organics. It's important that we operate with minimum debt to free cash flow to invest back into the business for growth. The funds of this campaign will be invested specifically into Cost of Goods, Marketing, Administration, and Research and Development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are important to the viability of the company. Without the funds we'd grow substantially slower than we are planning.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current cash flow would allow us to continue to operate if we raised our minimum. Our current cash flow is sufficient to cover our current minimal overhead which includes human resources, cost of goods, shipping, and marketing.

Yae! Organics is currently very lean. Our greatest expense is the cost of goods. Without revenue we could operate 18 Months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we were able to reach our maximum funding goal, we believe that Yae! Organics would be well positioned to reach our sales goals over the next 5 years. These expenses include marketing, R&D , salaries, and working capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are currently eligible for lines of credit. However, it has been the Company's objective to minimize debt exposure to free up more cash to invest, and grow, the company. If we deem it necessary in the future, we may open lines of credit. Our our board will determine the capitalization strategy based on our projected growth, and performance, we may raise additional capital in the future through various means, which may include equity crowdfunding, initial public offerings, mergers, acquisitions, or lines of credit.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $2,448,000.00

Valuation Details:

the Company set its valuation internally, without a formal-third party independent valuation. The valuation is based on:

1. The average annual spend of a customer that loves our products is $480

2. We've served 10,000 customers: We have 4000 customers in our online database. Last year we were picked up by a retailer , Grocery Outlet, which sold through 6000 units of our product. Combined we concluded 10,000 customers.

3. Our valuation is based on 20% of those customers(2000)which we have the names, addresses, and phone numbers, which has the equvailent value of $960,000. According to our analytics our return customer rate last year was approximately 20%.

4. We multiplied that over 5 years (industry standard mulitple) and its about $5M. Our gross profit margins are 75% and net 45%. Industry standards range from 5-10x EBITDA.

5. Also we value our "Formulas" which we plan on patenting post raise and currently considered are intangible assets

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine premium service*
  96.5%
  StartEngine premium service fees

If we raise the over allotment amount of $106,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Digital Marketing Ads, Influencer Partnerships, Public Relations, Retail Demonstrations and Displays

- *Research & Development*
  3.0%
  Development of Proprietary Blends and Formulas

- *Operations*
  26.0%
  Human Resources

- *Cost of Goods Sold*
  39.0%
  Manufacturing of our Products

- *Patents*
  3.5%
  Cost of filing proprietary patents for some of our new dry powder formulas.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at yaeorganics.com (yaeorganics.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yae-organics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Yae! Organics Inc

[See attached]

I, _Lorenzo Holley_ (Print Name), the _____CEO_____ (Principal Executive Officers) of Foy Foods Inc., hereby certify that the financial statements of Foy Foods Inc., and notes thereto for the periods ending February 18, 2019 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company has not yet filed its 2017 through 2019 tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____1/23/2020____ (Date of Execution).



_____ (Signature)

____CEO_____ (Title)

___1/23/2020____ (Date)

FOY FOODS INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND DECEMBER 31, 2017

FOY FOOD INC.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2018 and December 31, 2017	1
Statements of Operations for the years ended December 31, 2018 and December 31, 2017	2
Statements of Stockholders' Equity the for years ended December 31, 2018 and December 31, 2017	3
Statements of Cash Flows for the years ended December 31, 2018 and December 31, 2017	4
Notes to the Financial Statements	5


FOY FOODS INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)


	Amount (USD)	
	2018	2017
ASSETS		
Current Assets		
Cash in bank	**$57,173**	$13,964
	57,173	13,964
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts and other payables	**5,908**	–
	5,908	–
Equity		
Capital	**5,000**	5,000
Accumulated earnings	**46,265**	8,964
	51,265	13,964
TOTAL LIABILITIES AND EQUITY	**$57,173**	$13,964

FOY FOODS INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Amount (USD)	
	2018	2017
SALES	**$128,989**	$21,489
COST OF GOODS SOLD	**27,287**	4,427
GROSS PROFIT	**101,701**	17,062
OPERATING EXPENSES (Note 4)	**64,400**	8,098
NET INCOME	**$37,301**	$8,964

FOY FOODS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2017	10,000	$ 5,000	$ -	$ 866	$ 5,866
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	8,098	8,098
Balance at December 31, 2018	10,000	5,000	-	8,964	13,964
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	37,301	37,301
Balance at February 18, 2019	10,000	$ 5,000	$ -	$ 46,265	$ 51,265

6

FOODS FOOD INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Amount (USD)	
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	**$37,301**	$8,964
Increase in accounts and other payables	**5,908**	–
Net cash flows provided by operating activities	**43,209**	8,964
CASH FLOWS FROM FINANCING ACTIVITIES		
Investments	**–**	5,000
Net cash flows used in investing activities	**–**	5,000
NET INCREASE IN CASH	**43,209**	13,964
CASH AT BEGINNING OF YEAR	**13,964**	–
CASH AT END OF YEAR	**$57,173**	$13,964

NOTE 1 – NATURE OF OPERATIONS

Foy Foods Inc., was formed on July 11, 2013 (Inception) in the State of California. The financial statements of Foy Foods Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Foy Foods smart food company that sources, formulates, and packages juice powders. We provide functional supplements, snacks, beverages, and skincare to health-focused individuals that live an on-the-go lifestyle. We're dedicated to making healthy juicing as easy and accessible as possible without any compromises on quality.

Foy Foods, Inc, a California Corporation, terminated its operations on February 18, 2019. A new C Corporation, Yae! Organics, Inc, on February 21, 2019 in the state of California. All future businesses will occur in Yae! Organics, Inc. No assets, liabilities and goodwill were transferred from Foy Foods, Inc to Yae! Organics, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 11, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has not yet filed its tax returns from 2017 through 2019 and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000 shares of our common stock at $1 par value. As of February 18, 2019, the company had issued all 10,000 shares of its common stock to founder.

NOTE 6 – RELATED PARTY TRANSACTIONS
There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after February 18, 2019, through January 22, 2020, the issuance date of these financial statements.

Foy Foods, Inc, a California Corporation, terminated its operations on February 18, 2019. A new C Corporation, Yae! Organics, Inc, was incorporated on February 21, 2019 in the state of California. All future businesses will occur in Yae! Organics, Inc. No assets, liabilities and goodwill were transferred from Foy Foods, Inc to Yae! Organics, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, _Lorenzo Holley_ (Print Name), the _CEO_ (Principal Executive Officers) of _____Yael Organics Inc., hereby certify that the financial statements of Yael Organics Inc., and notes thereto for inception (February 21, 2019) to ending December December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in prior year and was incorporated in 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _1 / 23 /2020_ (Date of Execution).

_____ (Signature)

_CEO_____ (Title)

_1/23/2020_____ (Date)

YAE! ORGANICS INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
AS OF INCEPTION (FEBRUARY 21, 2019) TO DECEMBER 31, 2019

Yae!Organics Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2019	3
Statements of Operations for Inception (February 21, 2019) to December 31, 2019	4
Statements of Stockholders' Equity for Inception (February 21, 2019) to December 31, 2019	5
Statements of Cash Flows for Inception (February 21, 2019) to December 31, 2019	6
Notes to the Financial Statements	7-10

YAE! ORGANICS INC.
BALANCE SHEETS
AS INCEPTION (FEBRUARY 21, 2019) DECEMBER 31, 2019
(unaudited)

ASSETS	
Current Assets	
Cash in bank	**$20,195**
Inventories	**35,000**
	55,195
LIABILITIES AND EQUITY	
Current Liabilities	
Accounts and other payables	**13,083**
	13,083
Equity	
Accumulated earnings	**42,112**
	42,112
TOTAL LIABILITIES AND EQUITY	**$55,195**

YAE! ORGANICS INC.
STATEMENTS OF OPERATIONS
AS INCEPTION (FEBRUARY 21, 2019) TO DECEMBER 31, 2019
(unaudited)

SALES	**$96,480**
COST OF GOODS SOLD	**23,969**
GROSS PROFIT	**72,511**
OPERATING EXPENSES	**30,399**
NET INCOME	**$42,112**

YAE! ORGANICS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AS INCEPTION (FEBRUARY 21, 2019) TO DECEMBER 31, 2019
(unaudited)

| | Common stock | | Subscription | Additional Paid- | Accumulated | Total Stockholders' |
	Shares	Amount	Receivable	in Capital	Earnings	Equity
Inception (February 21, 2019)	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	5,100,000	-	-	-	-	-
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	42,112	42,112
Balance at December 31, 2019	5,100,000	-	-	-	42,112	42,112

6

YAE! ORGANICS INC.
STATEMENTS OF CASH FLOWS
AS INCEPTION (FEBRUARY 21, 2019) TO DECEMBER 31, 2019
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Income before income tax	**$42,112**
Increase in:	
Inventories	**(35,000)**
Accounts and other payables	**13,083**
Net cash flows provided by operating activities	**20,195**
NET INCREASE IN CASH	**20,195**
CASH AT BEGINNING OF YEAR	**–**
CASH AT END OF YEAR	**$20,195**

NOTE 1 – NATURE OF OPERATIONS

Yae! Organics Inc., was formed on February 21, 2019 (Inception) in the State of California. The financial statements of Yae! Organics Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Yae! Organics is smart food company that sources, formulates, and packages juice powders. We provide functional supplements, snacks, beverages, and skincare to health-focused individuals that live an on-the-go lifestyle. We're dedicated to making healthy juicing as easy and accessible as possible without any compromises on quality.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 11, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an

agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock at no par value. As of December 11, 2019, the company has currently issued 5,100,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through December 18, 2019, the issuance date of these financial statements.
There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Yae! Organics

Easy to use, plant-based juice and beauty products



⊘ Website   📍 Los Angeles , CA   HEALTH TECH

Yae! Organics provides functional supplements, beverages, snacks and skincare derived from the highest quality fruits and vegetables. With products including juice powders, coffee creamers, juice bites, and probiotic protein, Yae! Organics makes meeting your daily quotient of fruits and vegetables easy. In addition to its nutrition line, Yae! Organics provides skin-care products.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	$2.45M Valuation
Equity Offering Type	$299.52 Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Already profitable with over $245k revenue (combined Yae! Organics and previous entity, Foy Foods Inc., revenue)

- Over 10,000+ customers

- A growing part of a $702 billion and rapidly growing global healthy eating and nutrition sector


GINGER
CARROT
COCONUT
ACAI BERRY
WHEATGRASS
BABY SPINACH
"Healthy made easy with raw, organic juice powders"

OUR STORY

Farming meets wellness in Yae! Organics

The family of our founder tilled the same land in North Carolina for generations before moving to New York City. When they moved, they brought their knowledge of land and a love of organic and local food. Our founder grew up in this family, where he learned about the connections between health and clean eating. Yae! Organics is the product of his determination to find affordable, healthy and good tasting juicing products. Unable to find organic, pure and affordable juices on the market, he created his own.











THE PROBLEM

Fitting healthy meals into a busy schedule is hard, and finding them can be even harder

Busy schedules and on-the-go lifestyles make it difficult for people to eat healthy, and nine out of ten Americans **fail to meet recommended doses of fruit and vegetables**.



Furthermore, with new dietary fads and supposed "superfoods" appearing every day, we believe finding **high-quality nutritional products** can be a challenge. We strive to change that and be the trusted source for healthy nutrients.

THE SOLUTION

No-nonsense, plant-based nutrients, ready in a second

Yae! Organics uses best-practice drying technologies to capture and preserve fruits and vegetables at their freshest. Paired with a dedication to quality products, this process ensures that all Yae! Organics products brim with all those things that make fresh produce so powerful, like vitamins, minerals, protein, chlorophyll, and probiotics. Yae! Organics has a range of products, all made from

chlorophyll, and probiotics. Yae! Organics has a range of products, all made from the highest quality produce.


SWEET BEET




BABY SPINACH

THE MARKET

Taking space in a booming industry

The healthy eating industry is a mammoth $702 billion industry. Functional snacks, beverages and supplements alone make up $232 billion. Separately, functional skincare is a $183 billion market. Between 2015 and 2017, the growth of the wellness industry close to doubled that of the global economy. It is a massive industry with a distinct commitment to quality where we shine.


The healthy eating industry is a $702 billion industry.
The Global Wellness Institute

OUR TRACTION

Already profitable with nearly 10,000+ customers

The company was formerly formed as Foy Foods, Inc. In 2019, Foy Foods, Inc. was dissolved and Yae! Organics, Inc. was officially incorporated as a stand-alone

entity to handle all Yae! related products and business.

We are growing fast to fill a rapidly expanding market. In our first year, we reached profitability and have quickly amassed a passionate following of over 11,000 customers from our previous entity, Foy Foods Inc. We got to these numbers by combining earnings from both entities.



We also have been successful enough to expand our operations to include snacks and skin care, making us a wellness brand, not just a juice company. Our growth, as well as our customers, shows that we have what it takes to succeed in a competitive bt profitable wellness industry.



Perfect 5 Star Reviews from 150+
Verified Customers on our site

WHAT WE DO

We bring deliciously fresh plant-based products straight to you

Our products are fuss free, organic, grown in the States, and brimming with everything that makes fruits and vegetables so good for you. We preserve the integrity of the produce we use--we dry and process without additives or preservatives--and we deliver them to doorsteps and retailers as delicious, easy-to-use products.

Organic Juice Powders

We sell organic juice powders perfect for making juice or adding to smoothies. Our juice powders include acai, ginger root, wheatgrass, coconut ,carrot, beet, matcha, and spinach. They can be bought individually, in small packages, in assortment packs, and in bulk. Also available through subscription.



GINGER
ROOT POWDER
CARROT
JUICE POWDER
COCONUT
MILK POWDER
ACAI BERRY
POWDER
WHEATGRASS
JUICE POWDER
SWEET BEET
JUICE POWDER
BABY SPINACH
JUICE POWDER

Probiotic Plant Protein and Chia Powder

Our vanilla-coconut probiotic plant protein fuels your body and focuses through a blend of essential amino acids, protein, probiotics, and organic Ginkgo Biloba.


GINGER



Wild Berry Cherry Chia Instant Smoothie

The organic wild berry chia powder saves you time, money and trouble throwing together a smoothie. A blend of strawberry, raspberry, pomegranate, banana, antioxidants, Omega-3 and other berries, it makes a supercharged, easy to prepare smoothie.


Yae!
ORGANICS
WILD BERRY CHIA
ANTIOXIDANT INSTANT SMOOTHIE
4 Wild Berries, 2 Fruits
25mg
Fights Free Radicals
Immune
NET WT. 8 OZ. (213G) SMOOTHIE DRINK MIX

THE BUSINESS MODEL

Expand to more stores, subscriptions and

Expand to more stores, subscriptions and online retailers

We currently sell through a mix of online and brick-and-mortar vendors. The vast majority (95%) of our sales occur online through our website and Amazon. Already, we offer individual items, package deals, and related items including a portable blender and digital measuring spoon.



We plan to supplement this to include a subscription business that we will strive to reach 1 million monthly subscribers. While many of Yae! Organics' transactions happen online, products have proven to be successful in stores as well. Grocery Outlet, which has 320 stores, began selling Yae! Organics products in May of 2019 and sold 60% of inventory within two months without promotion.

Our products will soon include new grab'n'go powders, snacks, juice bars, cereals, and skincare products. With the majority of our sales coming from the top markets like New York, Los Angeles and Atlanta, we see a connection between our products and cities where "on-the-go" lifestyles are most prevalent.

HOW WE ARE DIFFERENT

Freshness, quality, and functionality

Yae! Organics products come from pure, fresh plants. While other companies cut their products with synthetic fillers and preservatives, our products contain **only fresh fruits and vegetables.**

We go the extra mile, sacrificing profits, to produce pure premium ingredients with an emphasis on functionality, safety, and nutrition. According to a 2018 survey by the International Food Information Council Foundation, 50% of consumers read ingredients, and 77% read the Nutrition Facts label.



That's our competitive edge. Compared with our competitors we have recognizable plant-based ingredients, fewer ingredients, higher nutritional value, at a more affordable market price. Also our unique blends have proprietary value.

THE VISION

With 7 new flavors, we're looking to get our expanding product in the hands of more fans

We envision ourselves as the industry standard for juice powders and juicing. We plan to grow into a *Recurring Subscription* business in addition to expanding our online and in-store sales





  

New Elixir Juice Powders

They're *brimming* with essential vitamins, phytonutrients, minerals, and antioxidants. This is the perfect way to revitalize, detoxify, and rejuvenate while on the go! From what we believe to be the first Organic Celery Lemonade, to Cayenne Lemonade and Beet Mango Amaranth, our powders support gut health, weight loss, boosting the immune system and a number of health benefits.

CARE ABOUT YOU

Yae! Organics uses best-practice drying technologies to capture and preserve fruits and vegetables at their freshest. Paired with a dedication to quality products, this process ensures that all Yae! Organics products brim with all those things that make fresh produce so powerful, like vitamins, minerals, protein, chlorophyll, and probiotics. Yae! Organics has a range of products, all made from the highest quality produce.

OUR TEAM

Health and nourishment brought by an experienced, passionate team

At Yae! Organics, we have brought together a diverse group of industry veterans. We have diverse backgrounds and experience farming, managing multi-billion dollar budgets, working with powerhouse beauty companies, and managing research teams of PhDs. Together, we built a company around 5 key elements: Customer Obsession, Research & Development, Brand Awareness, Distribution, and Cash Flow.



WHY INVEST

Quality, upside, and profitability

When you invest in Yae! Organics, you do what we do every day: put faith in the success of high-quality products managed by a dedicated team. Everything we make--from protein powder to skincare--carries our stamp of approval. And beyond the sheer quality of our products is their profitability and the favorable conditions of the market for them today. Our products currently bear 70% profit margins and net 40% profits. Our profitability in our second year demonstrates the popularity and potential of our products. We believe that with adequate funding Yae! Organics would be in the position to reach our projected milestones.

Our goal is to reach our milestones and position ourselves for an ipo, merger, and or acquisition. We see a growing trend of acquisitions and mergers of small , and mid-size companies that provide products similar to ours.



Meet Our Team



Lorenzo Holley

Founder and Chief Executive
Officer

Mr. Holley grew up in New York City but has deep roots in farming: having been raised in a third-generation farming family from North Carolina. He has over 15 years of operating experience and is an expert at research & development and team building. Graduated from Kingsborough College Graduate School of Business

Lorenzo works with the company full time.

Lorenzo currently also holds the following roles in either secondary or passive roles: Fouder at Nibor Resources; Principal at Know Box Ventures; Co-founder at Reagal Films LLC.

   

Bennett J. Johnson III
Financial Advisor
Over his twenty-year career in finance and operations, Mr. Johnson III has dealt with complex credit and fixed income derivatives, collateralized debt, and unique valuation models. Previously, Bennett served as the City of Chicago's Budget Director in the Office of Budget and Management (OBM). As Budget Director, Bennett was responsible for preparing and executing the City's annual $6 billion operating budget and the $8 billion capital budget for over 40 departments with more than 35,000 employees. Bennett received his master's degree in Industrial Relations and Personnel Management from the London School of Economics.

Rashida Poorman
Consulting Brand Manager
Rashida Poorman's diverse background includes building industry-leading brands across channels with powerhouses like Procter & Gamble, Victoria's Secret Beauty and Avon as well as working with startup businesses. She brings a rare combination of creativity, innovative problem-solving and deep analytic capability to our team. She plays a personal role in creating strategy, branding, and the growth plan for success. Graduated from Stanford Graduate School of Business.

Rick Collett
Production Compliance & Quality Assurance Advisor
In 2003 Collett formed "West Pack Industries LLC" a USDA SQF Organic Certified co-packing plant. Clients included: Mars Foods Seeds of Change and Uncle Ben's, Smuckers, Cumberland Packing Sugar in the Raw to name a few. Founder of Wisconsin American Indian Owned "Chemical Procurement, Inc." Collett and his team of PH.D. chemists began to produce industrial chemical formulations and work as a co-packer. Collett Produced under MBE contract for Aqua-Chem desalination chemical support for worldwide sales.

In the late 1980s and into the 1990s, Aqua-Chem became the product developer and prime production contract supplier to the U.S. government for transportable water purification systems for military use, and later also for civilian emergency use. Rick Collett became a business adviser to two State of Wisconsin governors, Governor Earl and Tommy Thompson which lead to MBE contracts with Corporate America. Collett was one of the first to formulate Organic Compounds for the growing of organic foods as we see it today's markets like Whole Foods and the large box club

Chris Overlay
Digital Marketing Advisor
Chris is a veteran when it comes to executing digital marketing strategies. His background includes leadership roles on marketing teams for the likes of CapSource and Virtual Vision Computing; as well as forming partnerships with companies like Unity Travel, CATAPULT.digital, and Genius Digital Marketing. Graduated with a Bachelor's in Marketing from the University of Nevada Las Vegas School of Business.

Foods and the large box club stores.

Collett took his organic agriculture business to Africa working through The United Nations in their FAO program before Organic Foods became mainstream. Collett has now formed a Agriculture brand "Organic Growers" licensing organic and natural agricultural products worldwide from The Tuck School of Business at Dartmouth.

Collett has now formed a Agriculture brand "Organic Growers" licensing organic and natural agricultural products worldwide: WWW.ORGANICGROWERS.AG

Offering Summary

Company :	Yae! Organics Inc
Corporate Address :	12655 W Jefferson Blvd , Los Angeles , CA 90066
Offering Minimum :	$9,999.84
Offering Maximum :	$106,999.20
Minimum Investment Amount (per investor) :	$299.52

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	20,833
Maximum Number of Shares Offered :	222,915
Price per Share :	$0.48
Pre-Money Valuation :	$2,448,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonses

All Investor Owners Club (i.e. the minimum investment amount)

5% discount on online purchases

Early access to products

Private owners Facebook group

Investment Incentives

Early Bird

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

Volume

$500+ | Exclusive package of New Elixer Juice Powders

$1,000 | 10% discount in online purchase + 2 months supply of Juice Powders

$2,500+ | 15% discount in online purchase + 3 month supply of Juice Powders

$5,000+ | 6 month supply + 5% bonus shares

$20,000+ | Invitation to Yae! HQ for a Juice Cleansing Class +15% Bonus shares

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Yae Organics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the

accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a



Unless indicated otherwise with respect to a particular issuer, all securities related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.